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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 32672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwestern Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Castle Hills, 1100 NW Loop 410, Suite 700
(No. and Street)

San Antonio	Texas	78213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Amsberry (214) 360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwestern Capital Markets, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Notary Public



CRYSTAL HUBBARD
Notary Public, State of Texas
My Commission Expires
September 05, 2018

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Southwestern Capital Markets, Inc.
140 E. Houston
San Antonio, TX 78205

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Southwestern Capital Markets, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Southwestern Capital Markets, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Southwestern Capital Markets, Inc. financial statements. Supplemental Information is the responsibility of Southwestern Capital Markets, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

SOUTHWESTERN CAPITAL MARKETS, INC.
BALANCE SHEET
As of December 31, 2015

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 150,376
Accounts Receivable	92,500
Prepaid Expenses	8,329
Total Current Assets	251,205
PROPERTY AND EQUIPMENT	
Equipment	30,699
Less: Accumulated Depreciation	(30,699)
OTHER ASSETS	
Other Asset	15,000
Total Other Assets	15,000
TOTAL ASSETS	$ 266,205

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 462
Total Current Liabilities	462
TOTAL LIABILITIES	462
STOCKHOLDERS' EQUITY	
Convertible preferred stock, no par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding	128,000
Common stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	810,294
Additional paid in capital	263,802
Retained Earnings	(936,353)
Total Stockholders' Equity	265,743
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 266,205

See notes to financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
Statement of Income
Year ended December 31, 2015

		12 Months Ended December 31, 2015
Revenue		
Designated Sales	$	20,907
Commissions Earned		17,500
Other Income		33
TOTAL REVENUES		38,440
Operating Expenses		
Employee compensation and benefits		68,634
Floor brokerage and exchange fees		7,003
Communications		5,635
Occupancy		26,723
Other expenses		46,654
TOTAL OPERATING EXPENSES		154,649
Operating Income (Loss)		(116,209)
Net Income (Loss)	$	**(116,209)**

See notes to financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	16,000	128,000	271,411	$ 810,294	-	$ 117,030	$ (820,144)	$ 235,180
Net Income							$ (116,209)	$ (116,209)
Capital Transactions						146,772		146,772
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2015	16,000	128,000	271,411	$ 810,294	-	$ 263,802	$ (936,353)	$ 265,743

See notes to financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
For the 12 months ended December 31, 2015

Cash Flows From Operating Activities	
Net Income (Loss)	**$ (116,209)**
Adjustments to reconcile net loss to net cash used in operating activites:	
Change in operating assets and liabilities:	
Decrease in accounts receivable	(2,500)
Decrease in prepaid expenses	(5,999)
Decrease in accounts payable	(6,781)
Total Adjustments	(15,280)
Net Cash Provided By (Used in) Operating Activities	**(131,489)**
Cash Flows From Financing Activities:	
Notes Payable Borrowings	(20,880)
Additional Paid-in Capital	146,771
Net Cash Provided By (Used in) Financing Activities	**125,891**
Net Increase (Decrease) in Cash and Cash Equivalents	(5,598)
Cash and Cash Equivalents at Beginning of Period	155,974
Cash and Cash Equivalents at End of Period	**$ 150,376**

See notes to financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Southwestern Capital Markets, Inc. a Texas Corporation the (Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is authorized to engage in the following types of business: (a) broker or dealer retailing corporate securities over the counter; (b) broker or dealer retailing corporate debt securities; (c) underwriting or selling group participant (corporate securities other than mutual funds); (d) mutual fund retailer; (e) U.S. government securities dealer; (f) U.S. government securities broker; (g) municipal securities dealer; (h) municipal securities broker; and (i) investment advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivables primarily represent balances due from several governmental organizations and pertain to designated sales and management fees owed under the terms of the Agreement among Underwriters for the particular underwritings' involved.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the syndicate manager.

Primary and secondary trade revenue is recognized on the trade or settlement date whichever is applicable under the circumstances.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2017. The Company is currently assessing the potential impact of this ASU on its financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Comprehensive Income, continued

During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in syndicated transactions and advisory roles.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $149,914 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D - CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; one is insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other is insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SIPC insures securities up to a maximum of $500,000. As of December 31, 2015, the Company had $0 of deposits in excess of FDIC coverage, $50,012 of deposits in excess of SIPC coverage, and $0 of securities in excess of SIPC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE E – RELATED PARTY TRANSACTIONS

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission of rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2015, the Company did not make any payments for operating expenses to Vaquero Capital Corporation, Inc.

NOTE F – CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE G – CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred are declared at the discretion of the Board of Directors.

NOTE H – DEFINED CONTRIBUTION PENSION PLAN

The company maintains a Simplified Employee Plan (SEP) plan in accordance with Internal Revenue Code Section 401 (k) covering all employees. The Company may contribute up to a maximum of 15% of an eligible participant's annual compensation. For 2015, the Company does not expect to contribute to the pension plan.

NOTE I– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE I– OTHER COMMITMENTS AND CONTINGENCIES, continued

This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Furniture & Fixtures	7 years	21,899
Telephone System	7 years	8,800
		30,699
Less – accumulated depreciation		-30,699
Total		0

Depreciation expense was $0.00 for the year December 31, 2015.

NOTE K – LEASES

Operating leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease agreement is month to month. Total rent expense under this agreement for the year ended December 31, 2015 was $26,723.

NOTE L – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report with the audit. The Company is exempt from filing the supplemental report with the audit under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMEN, INC.
December 31, 2015

NOTE M - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

Southwestern Capital Markets Inc.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 265,743
Deductions / charges	
Non-allowable assets:	
Non-Allowable Accounts Receivables	92,500
Prepaid Expenses	8,329
SA Spur Charter Seats	15,000
Total deductions / charges	115,829
Net Capital before haircuts on securities positions	149,914
Haircuts on securities:	
Cash equivalents	-
Net Capital	$ 149,914
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 463
Payable to clearing broker-dealer	-
Total aggregate indebtedness	$ 463
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 49,914
Ratio of aggregate indebtedness to net capital	.03 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Southwestern Capital Markets Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying independent auditor's report.

Schedule I, continued

Southwestern Capital Markets, Inc.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Southwestern Capital Markets, Inc.
Book Building on the Riverwalk
140 E. Houston
Suite 201
San Antonio, TX 78205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Southwestern Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Southwestern Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Southwestern Capital Markets, Inc. stated that Southwestern Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Southwestern Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southwestern Capital Markets, Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA



SOUTHWESTERN CAPITAL MARKETS
EST. 1983

February 26, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson,

Please be advised that Southwestern Capital Markets, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Southwestern Capital Markets, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Southwestern Capital Markets, Inc.'s past business has been of similar nature and has complied to this exemption since it began business in May 1983.

I, Robert G. Rodriguez, the President & CEO of Southwestern Capital Markets, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

I, Robert G. Rodriguez, have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Southwestern Capital Markets, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (210) 344-9101.

Very truly yours,

Robert G. Rodriguez
President & CEO

SOUTHWESTERN CAPITAL MARKETS, INC.
December 31, 2015

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